

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 23, 2009

Daniel J. Murphy
Chairman and Chief Executive Officer
Alliant Techsystems Inc.
7480 Flying Cloud Drive
Minneapolis, Minnesota 55344

> **Re: Alliant Techsystems Inc.**
> **Form 10-K**
> **Filed: May 23, 2008**
> **File No. 001-10582**

Dear Mr. Murphy:

We have completed our review of your Form 10-K for the fiscal year ended March 31, 2008 and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor